Exhibit 107

CALCULATION OF FILING FEE TABLES

N-2

Barings BDC, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Debt	5.200% Notes due 2028	(1)	457(o)	300,000,000		$297,843,000.00	0.0001531	$45,599.76

Total Offering Amounts:							$297,843,000.00		45,599.76
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$45,599.76

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Offering Note(s)

(1)	The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The Proposed Maximum Offering Price Per Unit is 99.281%.